UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2006
Commission File Number: 0-20055
Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)
27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☑ NO ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.
(Registrant)

Date March 6, 2006	By	“Douglas R. Halward”

(Signature)

Douglas R. Halward, President
(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated March 2, 2006

EXHIBIT B:	Unaudited financial statements for the three months ended December 31, 2005 and Management Discussion and Analysis

Exhibit A
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644
NEWS RELEASE
Consolidated Envirowaste Reports 2006 1st Quarter Results
Abbotsford, British Columbia – March 2, 2006
Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the three months ended December 31, 2005. A complete copy of the Company’s report for the quarter is available at www.sedar.com. Excerpts from the unaudited financial statements are as follows:

December 31	2005	2004

Total Revenue	$7,754,604	$7,173,581

Net income from continuing operations	$318,952	$520,602

Earnings per share-basic	$0.03	$0.05
Earnings per share-diluted	$0.03	$0.05

Net income for the period	$318,952	$535,629

Earnings per share-basic	$0.03	$0.05
Earnings per share-diluted	$0.03	$0.05

Weighted average number of common shares outstanding-basic	10,364,699	10,247,199
Weighted average number of common shares outstanding-diluted	10,552,645	10,247,199
Consolidated Envirowaste Industries Inc. recorded net income of $318,952 or $0.03 per share ($0.03 per share diluted) while recording an 8% increase revenue in the first quarter of fiscal 2006 compared to 2005 first quarter revenue. This compared to net income from continuing operations of $520,602 or $0.05 per share ($0.05 per share fully diluted for the same three month period ended December 31, 2004. Earnings trends in the first quarter of the past two fiscal years run contrary to typically weak results in the first quarter of prior fiscal years with the first quarter results of 2005 being dramatically different than the first quarter of 2004.
The CRR (Florida) operations dominated the overall performance of the Company for the quarter ended December 31, 2005 with revenue increases related to storm activity similar to the first quarter of fiscal 2005. Revenue increased 8% to $7,755,000 for the three months ended December 31, 2005 compared to revenue of 7,174,000 for the three months ended December 31, 2004. This increase was outpaced by fuel price driven operating cost increases pressuring gross margins. Gross margins declined 5.6% for the quarter compared to the first quarter of 2005, but improved 2.2% over the Company’s gross margin for the year ended September 30, 2005. The loss of margin, higher selling and administrative costs, a slight rise in interest rates combined to reduce operating income by approximately $400,000, and ultimately income before income taxes and net income for the quarter when compared to the first quarter of fiscal 2005.

After changes in working capital items, the Company generated approximately $1.6 million in cash flows for the first quarter of fiscal 2006 compared to $796,000 in the first quarter of 2005. This increase in the quarterly comparisons was due to the ongoing storm debris cleanup still in progress at the end of the quarter where last year most of the processing had been completed by the end of the first quarter. The Company, through its CRR (Florida) unit invested $1.7 million in December, 2005 and generated $909,000 in sale proceeds to upgrade its equipment fleet, the difference financed by capital leases accounting for an increase in both current and long-term portions of capital lease obligations when compared to the first quarter of fiscal 2005.
The Company’s CRR (Florida) unit will continue storm debris cleanup early in the second quarter of 2006 and return to normal operations. The Company’s Canadian operations, through its Red River Soils unit, has begun supplying one of its customers under the new long-term supply agreement which will begin to rebuild sales volume and utilize more capacity. Weather patterns and competitive pressures will also be important factors in operating levels and results in the remaining quarters of fiscal 2006. The Company intends to continue to optimize operations and identify and realize on new growth opportunities.
Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada and Florida. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S., bulk landscaping products in both of these regions, and packaged soil products to major Western Canadian retailers.
Forward Looking Statements This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, and changes in foreign currency exchange rates.
Consolidated Envirowaste Industries Inc.
“James E. Darby”
James E. Darby
Chairman and Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit B
CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Consolidated Financial Statements
December 31, 2005 and 2004
Index
Consolidated Balance Sheets
Consolidated Statements of Income and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Notice
These financial statements and related schedules have not been reviewed by the Company’s independent auditor.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets
December 31, 2005 and 2004	(audited)

	December 31,	December 31,	September 30,
	2005	2004	2005
ASSETS
Current
Cash and cash equivalents	$3,675,303	$3,471,969	$1,760,804
Accounts receivable	2,884,051	3,252,894	3,557,706
Inventories (note 2)	1,005,806	817,278	931,962
Refundable income taxes	26,677	—	124,942
Future income tax asset	75,430	208,604	75,462
Prepaid expenses and deposits	568,857	311,892	430,187

	8,236,124	8,062,637	6,881,063
Property, plant and equipment (note 3)	9,572,172	9,058,808	10,078,661
Assets under capital leases (note 4)	4,313,848	2,410,339	3,309,961
Future income tax asset	6,857	—	6,860
Other assets (note 5)	29,224	32,397	30,017

	$22,158,225	$19,564,181	$20,306,562

LIABILITIES
Current
Demand loans (note 6)	$590,000	$705,000	$380,000
Accounts payable and accrued liabilities	2,627,467	2,190,097	2,503,649
Income taxes payable	—	412,021	—
Deferred revenue	978,403	419,877	501,229
Principal portion of long-term debt due within one year	1,578,597	919,099	1,636,368
Principal portion of capital lease obligations due within one year	843,123	574,496	817,614
Principal portion of loans due within one year	198,389	93,939	198,389

	6,815,979	5,314,529	6,037,249
Long-term debt (note 7)	1,160,294	1,879,003	1,335,043
Obligations under capital leases (note 8)	3,293,270	1,501,612	2,160,836
Loans payable (note 9)	2,049,436	2,324,734	2,049,436
Future income taxes payable	566,829	664,099	567,073

	13,885,808	11,683,977	12,149,637

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,488,238	15,456,513	15,488,238
Contributed surplus	15,913	5,844	14,990
Unrealized foreign exchange gain (loss)	(190,797)	170,478	13,586
Deficit	(7,040,937)	(7,752,631)	(7,359,889)

	8,272,417	7,880,204	8,156,925

	$22,158,225	$19,564,181	$20,306,562

Commitments (note 13)
Contingent liabilities (note 14)
Approved by the Directors:

“signed”	“signed”

James Darby	Douglas R. Halward
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit
For the three months ended December 31, 2005 and 2004

Revenue
Bulk	$333,596	$271,746

Packaged products	141,950	95,963

Tipping and processing fees	7,279,058	6,805,872

	7,754,604	7,173,581

Cost of sales	5,469,806	4,656,082

Gross margin	2,284,798	2,517,499

Selling and administrative expenses	1,641,357	1,491,549

Interest expense on long-term debt	152,798	130,857

Operating income	490,643	895,093

Other income
Interest and sundry	31,820	6,267
Gain on disposal of property, plant and equipment	191,348	130,763

Income before income tax provision	713,811	1,032,123
Income tax provision	394,859	511,521

Net income for the period from continuing operations	318,952	520,602

Discontinued operations
Earnings before income taxes	—	24,906
Income tax provision	—	9,879

Net income from discontinued operations	—	15,027

Net income for the period	318,952	535,629

Deficit, beginning of period	(7,359,889)	(8,288,260)

Deficit, end of period	$(7,040,937)	$(7,752,631)

Earnings per share for the period
-basic	$0.03	$0.05

-diluted	$0.03	$0.05

Weighted average number of common shares outstanding
-basic	10,364,699	10,247,199

-diluted	10,552,645	10,247,199

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
For the three months ended December 31, 2005 and 2004

Cash flows from (used in) operating activities

Net income for the period	$318,952	$535,629
Items not involving cash:
Amortization	572,331	639,855
Gain on disposal of property, plant and equipment	(191,348)	(126,057)
Stock-based compensation	923	1,169
Unrealized foreign exchange loss	(204,383)	(56,148)
Future income taxes	(209)	(23,188)

	496,266	971,260

Change in non-cash working capital:
Accounts receivable	673,655	774,699
Inventories	(73,844)	(58,036)
Refundable Income taxes	98,265	482,884
Prepaid expenses and deposits	(138,670)	(28,685)
Accounts payable and accrued liabilities	123,818	(146,354)
Deferred revenue	477,174	(360,544)
Current portion of long-term debt	(57,771)	(633,948)
Current portion of capital lease obligations	25,509	(124,896)
Current portion of loans payable	—	(80,000)

	1,624,402	796,380

Cash flows from (used in) financing activities
Increase in demand loans	210,000	275,000
Decrease in long-term debt, net	(174,749)	(406,448)
Increase (decrease) in obligations under capital leases, net	1,132,434	(460,122)

	1,167,685	(591,570)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(45,884)	—
Acquisition of assets under capital leases	(1,740,661)	—
Proceeds from the sale of property, plant and equipment	405,032	654
Proceeds from the sale of assets under capital leases	503,925	423,164

	(877,588)	423,818

Increase in cash and cash equivalents	1,914,499	628,628
Cash and cash equivalents, beginning of period	1,760,804	2,843,341

Cash and cash equivalents, end of period	$3,675,303	$3,471,969

Supplementary Information
Interest paid in cash	$101,712	$104,269
Income taxes paid in cash	$290,563	$30,006
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
1.	Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, and Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation, which are reported on as an investment at cost.

The accompanying interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual statements. These interim financial statements follow the same accounting policies and methods of application used in the Company’s audited annual consolidated financial statements as at and for the year ended September 30, 2005.

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the presentation adopted in the current year.

2.	Inventories

	December 31,	December 31,	September 30,
	2005	2004	2005(audited)
Raw materials and supplies	$730,864	$597,665	$716,208
Work-in-process	107,748	48,416	84,005
Finished goods	167,194	171,197	131,749

	$1,005,806	$817,278	$931,962

3.	Property, Plant and Equipment

		December 31,		December 31,	September 30,
		2005		2004	2005(audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Property	$4,215,030	$—	$4,215,030	$2,378,050	$4,270,608
Plant	2,725,449	1,043,276	1,682,173	1,930,996	1,826,616
Property improvements	1,576,444	757,905	818,539	918,557	849,118
Equipment	6,915,037	4,523,626	2,391,411	3,222,425	2,627,579
Office equipment	237,321	118,710	118,611	160,490	129,017
Computer equipment	147,039	120,744	26,295	32,112	31,387
Packaging plates and artwork	347,012	321,133	25,879	30,711	29,596
Automotive equipment	904,506	610,272	294,234	385,467	314,740

	$17,067,838	$7,495,666	$9,572,172	$9,058,808	$10,078,661

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
4.	Assets Under Capital Leases

		December 31,		December 31,	September 30,
		2005		2004	2005(audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$5,697,150	$2,060,187	$3,636,963	$2,410,339	$2,593,080
Automotive equipment	771,625	94,740	676,885	—	716,881

	$6,468,775	$2,154,927	$4,313,848	$2,410,339	$3,309,961

5.	Other Assets

	December 31,	December 31,	September 30,
	2005	2004	2005(audited)
Goodwill, net of accumulated amortization of $51,318	$21,995	$21,995	$21,995
(December 31, 2004 — $51,318; September 30, 2005 — $51,318)

Trademarks, net of accumulated amortization of $24,490	6,470	9,566	7,244
(December 31, 2004 — $21,394; September 30, 2005 — $23,716)

Technology license, net of accumulated amortization of $798	759	836	778
(December 31, 2004 — $721; September 30, 2005 — $779)

	$29,224	$32,397	$30,017

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans, Secured

At December 31, 2005, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada consisting or a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, and a peak period revolving demand operating loan of $250,000 bearing interest at RBP plus 2% per annum. The credit facilities are collateralized by a first charge on all property, plant and equipment, assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (See Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at December 31, 2005. At December 31, 2005, borrowings outstanding on the credit facilities were $590,000 (December 31, 2004 — $705,000).
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2005 and 2004
7.	Long Term Debt

	December 31,	December 31,	September 30,
	2005	2004	2005(audited)
Notes bearing interest at rates ranging from 0% to 7.39% per annum and repayable in up to 60 monthly installments of principal and interest through 2010, collateralized by the related equipment.	$1,728,370	$2,141,684	$1,877,964

Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $29,332 (US $25,237) including interest.	313,171	656,418	395,797

Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on March 31, 2006	697,350	—	697,650

	2,738,891	2,798,102	2,971,411

Less: Principal due within one year	(1,578,597)	(919,099)	(1,636,368)

Long-term portion	$1,160,294	$1,879,003	$1,335,043

The mortgage and promissory notes are collateralized by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of December 31, 2005.
Principal obligations due within the next five years are as follows:

2006	$1,578,597
2007	457,550
2008	424,984
2009	229,675
2010	48,085

$2,738,891

The current portion, $1,578597 (US $1,358,225), and the long-term portion, $1,160,294 (US $998,317), of long-term debt are repayable in US Funds.

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on automotive and mobile equipment, repayable over varying terms from 36 to 60 months at interest rates ranging from 2.3% to 12.99% per annum. Future minimum lease payments are as follows:

2006	$1,280,006
2007	1,094,146
2008	943,753
2009	843,031
2010	649,488

Minimum lease payments	4,810,424
Less: amounts representing interest	674,031

Present value of obligations under capital leases	4,136,393
Less: principal due within one year	843,123

Long-term portion	$3,293,270

$803,620 (US $691,434) of the principal due within one year, and $3,213,867 (US $2,765,213) of the long-term portion of capital leases are repayable in US Funds.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
9.	Loans Payable

(a)	By loan agreements, and as amended, between the Company and one of its directors and officers, the Company has borrowed a total of $2,247,825 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the collateral listed below, the Company provided the director with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments — Note 13). At December 31, 2005, $198,389 (2004 — $173,939) of the loan principal is to be repaid on or before February 28, 2006.

(b)	On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002, and the remaining $150,000 balance in full on June 8, 2005.

The loans are collateralized by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 6). While the terms of repayment for the remaining loans are on a demand basis, the lender will not call for repayment of the debt on or before December 31, 2006.

The loans are summarized as follows:

	Dec 31	Dec 31	September 30,
	2005	2004	2005(audited)
Demand loan (a)	$2,247,825	$2,268,673	$2,247,825
Demand loan (b)	—	150,000	—

	2,247,825	2,418,673	2,247,825
Less: current portion due within one year	(198,389)	(93,939)	(198,389)

Long-term portion	$2,049,436	$2,324,734	$2,049,436

10.	Share Capital
(a)	Authorized: 100,000,000 common shares without par value.

(b)	Issued and fully paid:

	December 31, 2005		December 31, 2004		September 30, 2005(audited)
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	10,364,699	$16,142,015	10,247,199	$16,110,290	10,247,199	$16,110,290
Issued during the period:
Exercise of options for cash	—	—	—	—	117,500	31,725

	10,364,699	16,142,015	10,247,199	16,110,290	10,364,699	16,142,015
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,364,699	$15,488,238	10,247,199	$15,456,513	10,364,699	$15,488,238

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
10.	Share Capital (cont’d)
(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	$0.60	March 14, 2007
Employees *	50,000	$0.60	November 29, 2006
Employees	124,000	$0.60	March 14, 2007
Employees **	60,000	$0.44	July 7, 2009

	636,500

*	This option was extended one year following the employee’s cessation of employment with the Company on November 29, 2005.

**	This option vested as to 20,000 shares each on December 31, 2004 and 2005, and will vest as to 20,000 shares on December 31, 2006 provided that the employee is employed by the Company on the vesting date.
A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2005	636,000	$0.58
Granted	—
Cancelled	—
Exercised	—

Outstanding at December 31, 2005	636,000	$0.58

Options outstanding and exercisable at December 31, 2005 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (years)	Options	Option
$0.44-$0.60	636,500	616,500	1.40	$0.58	$0.59

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including the 769,500 options currently outstanding.
The Company did not grant any stock options during the three months ended December 31, 2005. During the 2004 fiscal year, the Company granted 60,000 stock options, having a vesting period over the ensuing three years. The Company recognized $923 (December 31, 2004: $1,017) as compensation expense during the three months ended December 31, 2005.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
11.	Related Party Transactions

Included in accounts payable and accrued liabilities at December 31, 2005 were amounts aggregating $740,312 (December 31, 2004 — $713,074; September 30, 2005 — $708,153) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company entered into the following transactions with the directors of the Company:

	December 31,	December 31,	September 30,
	2005	2004	2005(audited)
Management remuneration	$87,458	$74,098	$614,409
Interest and loan fees	52,398	47,602	193,129
Directors’ fees	2,000	—	6,000

	$141,856	$121,700	$813,538

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice and are amounts which have been agreed upon by the transacting parties.

12.	Geographically Segmented Information

For the three months ended December 31, 2005	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$161,353	$172,243	$—	$333,596
Packaged products	141,950	—		141,950
Tipping and processing fees	32,469	7,246,589		7,279,058
Inter-segment	117,328	—	(117,328)	—

	453,100	7,418,832	(117,328)	7,754,604

Expenses
Inter-segment	—	117,328	(117,328)	—
Amortization	51,523	520,808		572,331
Interest	60,904	93,206		154,110
Other	627,214	5,687,138		6,314,352

	739,641	6,418,480	(117,328)	7,040,793

Earnings (loss) before income taxes	(286,541)	1,000,352	—	713,811
Income taxes	—	394,859	—	394,859

Earnings (loss) from continuing operations	(286,541)	605,493	—	318,952
Loss from discontinued operations, net of tax	—	—	—	—

Net earnings (loss) for the period	$(286,541)	$605,493	$—	$318,952

For the three months ended December 31, 2005	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,584,054	$12,301,966	$13,886,020
Other	1,141,723	7,130,482	8,272,205

	$2,725,777	$19,432,448	$22,158,225

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$34,311	$1,752,234	$1,786,545

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
12.	Geographically Segmented Information (cont’d)

For the three months ended December 31, 2004	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$102,006	$169,739	$—	$271,745
Packaged products	95,963	—		95,963
Tipping and processing fees	34,101	6,771,771		6,805,872
Inter-segment	136,141	65,048	(201,189)	—

	368,211	7,006,558	(201,189)	7,173,580

Expenses
Inter-segment	46,988	154,201	(201,189)	—
Amortization	50,509	589,346		639,855
Interest	31,667	100,995		132,662
Other	535,595	4,833,345		5,368,940

	664,759	5,677,887	(201,189)	6,141,457

Earnings (loss) before income taxes	(296,548)	1,328,671	—	1,032,123
Income taxes	—	511,521	—	511,521

Earnings (loss) from continuing operations	(296,548)	817,150	—	520,602
Loss from discontinued operations, net of tax	—	15,027	—	15,027

Net earnings (loss) for the period	$(296,548)	$832,177	$—	$535,629

For the three months ended December 31, 2004	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,624,689	$9,844,458	$11,469,147
Other	998,387	7,096,647	8,095,034

	$2,623,076	$16,941,105	$19,564,181

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$—	$—	$—

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
12.	Geographically Segmented Information (continued)

For the year ended September 30, 2005 (audited)	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$788,563	$1,058,177	$—	$1,846,740
Packaged products	1,887,257	—	—	1,887,257
Tipping and processing fees	132,178	25,184,852	—	25,317,030
Inter-segment	718,364	74,095	(792,459)	—

	3,526,362	26,317,124	(792,459)	29,051,027

Expenses
Inter-segment	55,654	736,805	(792,459)	—
Amortization	197,360	1,963,869	—	2,161,229
Interest	235,643	320,883	—	556,526
Other	3,755,879	20,630,402	—	24,386,281

	4,244,536	23,651,959	(792,459)	27,104,036

Earnings (loss) before income taxes	(718,174)	2,665,165	—	1,946,991
Income taxes	—	1,042,619	—	1,042,619

Earnings (loss) from continuing operations	(718,174)	1,622,546	—	904,372
Loss from discontinued operations, net of tax	—	23,999	—	23,999

Net earnings (loss) for the year	$(718,174)	$1,646,545	$—	$928,371

For the year ended September 30, 2005 (audited)	Canada	United States	Consolidated
Assets
Property, plant & equipment and assets under capital leases	$1,600,473	$11,788,149	$13,388,622
Other	919,852	5,998,088	6,917,940

	$2,520,325	$17,786,237	$20,306,562

Property, plant & equipment and assets acquired under capital lease — current expenditures	$120,256	$3,708,708	$3,828,964

13.	Commitments

(a) CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn $11,623 (US $10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

(b) The Company has entered into operating leases for certain machinery and equipment. Rental expense under these leases was approximately Cdn $518,434 (including US $416,128) for the three months ended December 31, 2005. Minimum future rental payments under these leases are as follows:

2006	$1,725,798
2007	1,440,937
2008	614,048
2009	—
2010	—

$3,780,783

(b) Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
14.	Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

15.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.
Prepared by Management

Consolidated Envirowaste Industries Inc.
MANAGEMENT DISCUSSION AND ANALYSIS
Dated as of March 1, 2006
First Quarter 2006, For the Three Months Ended December 31, 2005
Background
Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada and Florida. Directly and indirectly through its subsidiaries, the Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers, and pulp and paper mills in the US as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers. The Company’s Canadian Operations are comprised of itself and a wholly-owned subsidiary, The Answer Garden Products Ltd. (“Answer”) both of Abbotsford, British Columbia and a division-Red River Soils (“Red River”) based in Winnipeg, Manitoba. The Company’s US Operations are controlled by a wholly-owned subsidiary, Envirowaste International Inc. (“EII”), which in turn controls two wholly-owned subsidiaries-Consolidated Resource Recovery Inc. (“CRR (Florida)”) based in Sarasota, Florida, and Consolidated Resource Recovery Inc. (“CRR (Georgia)”), based in Atlanta, Georgia (now inactive).
This Management Discussion and Analysis (“MD&A”) provides a review of Consolidated Envirowaste Industries Inc.’s financial performance for the three months ended December 31, 2005 relative to the first quarter of 2004 and the year ended September 30, 2005, the Company’s financial condition and future prospects. The MD&A should be read in conjunction with the Company’s annual audited Consolidated Financial Statements for the years ended September 30, 2005 and 2004 filed on SEDAR at www.sedar.com. These financial statements together with this MD&A are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim unaudited financial statements and, unless otherwise noted, all financial references are in Canadian dollars.
Information on the Company’s outstanding shares and changes thereto during the three months ended December 31, 2005 and 2004 are detailed in Note 10 of the Consolidated Financial Statements. There have been no changes in share structure as set out therein. Segment information for the Company’s two business units-Canadian and US Operations-are contained in Note 12 of the financial statements. We have changed the presentation of direct selling expenses in the financial statements, the majority of which are discounts and allowances and transportation costs. Discounts and allowances are now shown as reductions of gross sales, transportation costs are included in cost of sales, and the remaining items are included in selling and administrative expenses. All comparative amounts have been restated accordingly. In accordance with

Multilateral Instrument 52-109, the Chief Executive Officer and acting Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2005 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries is made known to them.
Forward Looking Statements
This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, changes in foreign currency exchange rates and other factors referenced herein (see “Critical Accounting Estimates” contained in our annual MD&A for the year ended September 30, 2005).
Review of Operating Results
Consolidated Envirowaste Industries Inc. reported net income of $318,952 or $0.03 per share ($0.03 per share diluted) while recording an 8% increase revenue in the first quarter of fiscal 2006. This compared to net income from continuing operations of $520,602 or $0.05 per share ($0.05 per share fully diluted for the same three month period ended December 31, 2004. Earnings trends in the first quarter of the past two fiscal years run contrary to typically weak results in the first quarter of prior fiscal years with the first quarter results of 2005 being dramatically different than the first quarter of 2004.
The CRR (Florida) operations dominated the overall performance of the Company for the quarter ended December 31, 2005 with revenue increases related to storm activity similar to the first quarter of fiscal 2005. Revenue increased 8% to $7,755,000 for the three months ended December 31, 2005 compared to revenue of 7,174,000 for the three months ended December 31, 2004. This increase was outpaced by fuel price driven operating cost increases pressuring gross margins. Gross margins declined 5.6% for the quarter compared to the first quarter of 2005, but improved 2.2% over the Company’s gross margin for the year ended September 30, 2005. The loss of margin, higher selling and administrative costs, a slight rise in interest rates combined to reduce operating income by approximately $400,000, and ultimately income before income taxes and net income for the quarter when compared to the first quarter of fiscal 2005.
The CRR (Florida) unit which is the core of the Company’s US operations experienced an 11% increase in sales in terms of US dollars for the first quarter of 2006 compared to the first quarter of 2005, which when translated into Canadian dollars, reflected only a 7% increase in revenue, losing approximately $300,000 of the increase in the currency translation of the US dollar vs. the Canadian dollar for the first quarter of 2006 compared to 2005. The currency translation difference had only a minor negative impact (less than $15,000) on the US operations contribution to overall Company net earnings for the quarter. Storm related processing revenue for the quarter was 121% higher than in the first quarter of the 2005 fiscal year, however municipal and local private processing revenues were approximately 20% lower than the first quarter of 2005 due to the close proximity of storms to operating sites last year. While increases in most components of cost of sales outpaced the revenue increase, material transportation costs rose at a slower pace than revenue showing the favourable impact of our decision to operate our own transport equipment.
The Company’s Canadian operations reflect seasonal patterns with minor increases in sales and capacity utilization and a slight reduction in losses for the quarter compared to the three months ended December 31, 2004.
The Company generated cash flows from operations of $1.6 million after changes in working capital for the three months ended December 31, 2005 compared to $796,000 in the same period last year—the changes due in large part to significant swings in deferred revenue and current portions of long term debt in the comparable quarters. The Company, through its CRR (Florida) unit invested approximately $1.7 million to upgrade equipment to maintain operating efficiency and generated an increase in cash and cash equivalents of $1.9 million for first quarter of fiscal 2006 compared to approximately $629,000 generated in the first quarter last year.
Summary of Quarterly Results

	2006	2005				2004
	Quarter	Quarters				Quarters
	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Total revenues	$7,754,604	$6,773,946	$8,447,623	$6,655,879	$7,173,579	$6,826,568	$7,326,234	$5,463,565

Income (loss) before discontinued operations	$318,952	$17,117	$380,191	($13,538)	$520,602	$361,326	$651,060	$32,324

Earnings per share-basic	$0.03	$0.00	$0.04	$0.00	$0.04	$0.04	$0.06	$0.00

Earnings per share-diluted	$0.03	$0.00	$0.04	$0.00	$0.04	$0.04	$0.06	$0.00

Net income	$318,952	$12,405	$379,677	$660	$535,629	$249,379	$497,725	$91,975

Earnings per share-basic	$0.03	$0.00	$0.04	$0.00	$0.05	$0.02	$0.05	$0.01

Earnings per share-diluted	$0.03	$0.00	$0.04	$0.00	$0.05	$0.02	$0.05	$0.01

Weighted average number of common shares outstanding-basic	10,364,699	10,364,699	10,364,699	10,250,801	10,247,199	10,247,199	10,247,199	10,197,748

Weighted average number of common shares outstanding-diluted	10,552,645	10,511,331	10,484,116	10,331,629	10,247,199	10,284,074	10,258,535	10,209,084
Historically, quarterly performance has generally reflected the seasonal patterns of our business. Our business tends to generate more revenues in the 2nd and 3rd quarters during the Spring/Summer growing seasons. Our Canadian operations generate over 80% of their revenue during these two quarters. Both the US and Canadian segments experience lower production efficiency during cold or wet weather conditions. The Company has peak demands on working capital during late fall and winter months and maintains a core of operations to meet the high demand periods. Over the previous two years, Company results have reflected increasingly volatile weather patterns—from summer drought on the Canadian West Coast last year, lengthy periods of rain last summer in the Canadian Prairie regions, to an increasing number and severity of storms in the Southeastern United States during the late fall which carries through into the winter months. Storm related revenue in both the 1st and 4th quarters of 2005 have served to smooth out these historical revenue patterns.
Cash Flow, Liquidity and Capital Resources
The Company generated approximately $496,000 in cash flows before changes in working capital for the three months ended December 31, 2005. This compared to $971,000 generated from operations before changes in working capital for the first quarter of the 2005 fiscal year. The change resulted from lower earnings and a $150,000 increase in unrealized foreign exchange losses (cumulative currency translation differences) in the comparable quarters.
After changes in working capital items, the Company generated approximately $1.6 million in cash flows for the first quarter of fiscal 2006 compared to $796,000 in the first quarter of 2005. Changes in working capital items in the comparable quarters that had significant influence on this difference included:
-A $386,000 difference between the change in income taxes refundable/payable due to lower comparative pre-tax quarterly earnings and a large US tax installment occurring in the first quarter this year instead of the second quarter last year;
-A $1.1 million difference in deferred revenue and payable and accrued liability amounts in the comparable quarters related to the later occurrence of storms in Florida this year, when compared to last year;
-There is also a $576,000 change in the levels of reduction in the current portion of long-term debt between the two quarters. This is due to the repayment of high cost equipment loans and the early repayment of a promissory note during the last year’s first quarter;
The Company, through its CRR (Florida) unit invested $1.7 million in December, 2005 and generated $909,000 in sale proceeds to upgrade its equipment fleet, the difference financed by capital leases accounting for the increase in both the current and long-term portions of capital lease obligations when compared to the first quarter of fiscal 2005.
Working capital at December 31, 2005 was 1.21:1 compared to 1.52:1 at this time last year and 1.14:1 at September 30, 2005. The lower ratio at this time of year compared to last year reflects working capital employed in storm debris processing occurring later this year than last. Debt to equity at December 31, 2005 was 1.68:1 compared to 1.48:1 at December 31, 2004 and 1.49:1 at September 30, 2005, again reflecting higher storm related deferred revenue and accounts payable and accrued liability balances at this time of year as well as the addition to capital lease obligations from the equipment purchases.
The Company expects to fund its ongoing operations through cash generated from operations and existing bank facilities and fund significant capital expenditures through commercial lending sources. At December 31, 2005 the Company had fully drawn its regular revolving demand loan (December 31, 2004-fully drawn) and had available $160,000 (December 31, 2004-$45,000) of its peak period revolving demand loan available during the period from December 1st to June 30th each year. The US $600,000 line of credit used to purchase the Florida land parcel in fiscal 2005 was fully drawn at December 31, 2005 and revalued at the month-end exchange rate to $697,350. The Company was in compliance with lending covenant requirements at December 31, 2005.
Off-Balance Sheet Arrangements
The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract. The Company has no other such arrangements, present or contemplated.
Transactions with Related Parties
As detailed in Notes 9 and 11 of the financial statements, the Company had loans outstanding from one of its directors and officers during the quarter as well as contractual employment amounts payable to two of the Company’s officers and directors for accrued remuneration, accrued interest, and expense reimbursements consistent with standard business practice.
Financial and Other Instruments
The majority of the Company’s financial instruments (cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, obligations under capital leases and loans payable) are denominated in US funds, and are subject to exchange rate fluctuation risk upon financial statement translation. Adverse fluctuations in the Canadian and US exchange rates could affect a debt to worth covenant contained in the Company’s Canadian loan facilities agreement. Management is of the opinion that, in the near term, Canadian and US exchange rates will be relatively stable and the Company does not face any undue risk from its financial instruments. The Company does not participate in any hedging or forward contract programs.
Outlook
The Company will continue to operate in an economic environment which includes high fuel prices and resulting inflationary pressure on operating costs, as well as a Canadian dollar that is continuing to gain strength against its US counterpart. The Company has begun the process of negotiating more favourable pricing for its products and services where possible to preserve margins during the balance of this fiscal year.
The Company’s CRR (Florida) unit will continue storm debris cleanup early in the second quarter of 2006 and return to normal operations.

The Company’s Canadian operations, through its Red River unit, has begun supplying one of its customers under the new long-term supply agreement which will begin to rebuild sales volume and utilize more capacity in its Canadian operations.
Weather patterns and competitive pressures will also be important factors in operating levels and results in 2006. The Company intends to continue to optimize operations and identify and realize on new growth opportunities.

“signed”	“signed”

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President